UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 21, 2014

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 21, 2014, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the quarter and nine months ended September 30, 2014. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2014. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued October 21, 2014:
McDonald's Reports Third Quarter 2014 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 21, 2014   By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President – Assistant Controller

Exhibit 99.1



FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
10/21/2014   Investors: Chris Stent, 630-623-3801
                                             Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS THIRD QUARTER 2014 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2014, reflecting lower revenues, operating income and earnings per share.

 "McDonald's third quarter results reflect a significant decline versus a year ago, with our business and financial performance pressured by a variety of factors - from a higher effective tax rate, to unusual events in the operating environments in APMEA and Europe, to under-performance in the U.S., our largest geographic segment," said McDonald's President and Chief Executive Officer Don Thompson. "While our ability to withstand these factors is a testament to the Company's enduring brand and strong financial foundation, by all measures our performance fell short of our expectations."

Don Thompson continued, "We recognize that we must demonstrate to our customers and the entire McDonald's System that we understand the problems we face and are taking decisive action to fundamentally change the way we approach our business."

The Company is implementing a new global approach designed to increase its relevance with customers and drive guest traffic. This is focused on three specific areas:

- McDonald's Experience of the Future - a comprehensive restaurant execution concept that elevates the menu and customer experience elements that are hallmarks of the McDonald's brand, and capitalizes on investments in reimaging, service and technology enhancements to improve the look, feel and convenience of the McDonald's experience in ways that are in-tune with today's consumer needs,

- Digital Strategy - a global strategy built around simplifying the customer journey across ordering, payment and mobile offers - beginning with the implementation of exciting and relevant new options, such as Apple Pay,

- Resourcing for Growth - a diligent review of the organization's structure and use of resources in order to redirect spending toward those initiatives, such as the digital strategy and the McDonald's Experience of the Future, that will support the Company's key long-term growth initiatives.

Third quarter results included:

- Global comparable sales decrease of 3.3%, reflecting negative guest traffic in all major segments and the impact of the previously-disclosed supplier issue in certain markets in APMEA

- Consolidated revenues decrease of 5% (4% in constant currencies), partly due to the impact of the supplier issue

- Consolidated operating income decrease of 14% (14% in constant currencies), approximately half due to the impact of the supplier issue, and the remainder largely due to soft operating performance in the U.S. and certain markets in Europe

- Effective tax rate of 44.4%, primarily due to an increase in tax reserves related to certain foreign tax matters

- Diluted earnings per share of $1.09, a decrease of 28% (28% in constant currencies). The following items, which total $0.42 per share, negatively impacted diluted earnings per share by 28% (28% in constant currencies) for the quarter:

    ◦ $0.26 per share due to an increase in tax reserves related to certain foreign tax matters

    ◦ $0.15 per share due to the estimated impact of the supplier issue resulting from lost sales and profitability

    ◦ $0.01 per share due to the estimated impact of temporary store closures in Russia and Ukraine

    ◦ Excluding the impact of these items, earnings per share for the quarter would have been relatively flat compared to last year. This supplemental information is provided to help investors understand the impact of recent events on the Company's results.

- Returned $4.6 billion year-to-date September to shareholders through dividends and share repurchases, in connection with our $18-$20 billion, 3-year cash return target

In addition, the Company previously announced the following:

- On September 18, 2014, McDonald's Board of Directors increased the quarterly cash dividend by 5% to $0.85 per share - the equivalent of $3.40 per share annually - effective for the fourth quarter 2014

In the U.S., third quarter comparable sales decreased 3.3% driven by negative guest traffic amid sustained competitive activity. Operating income for the quarter declined 10% as initiatives to address the current market dynamics did not translate into improved financial results. Under the leadership of the segment's recently elected President, Mike Andres, McDonald's U.S. is moving quickly to implement new initiatives designed to deliver:

- A flatter, more nimble organization that ensures key business decisions are made closer to the customer, by people with local market expertise,

- A revamped marketing approach that links national messaging around our food quality, brand transparency and people initiatives - complemented by local ad campaigns that are responsive to individual market preferences, and

- A simplified menu that showcases the Company's core products and features locally-relevant menu options - available in new, customizable ways.

Europe's third quarter comparable sales declined 1.4% and operating income decreased 2% (2% in constant currencies). While consumer confidence and other issues related to the operating environment in Russia and Ukraine and ongoing weakness in Germany negatively impacted the segment's quarterly results, the U.K. delivered positive comparable sales and operating income performance. Looking ahead, McDonald's Europe will work to build guest traffic by pursuing targeted opportunities that leverage everyday value, classic core favorites, blended-ice beverages and key daypart initiatives.

APMEA's third quarter comparable sales decreased 9.9% and operating income declined 55% (56% in constant currencies) due primarily to the impact of the supplier issue on sales and profitability in China, Japan and certain other markets. APMEA is diligently working to restore consumer trust and confidence in McDonald's brand and strengthen the segment's financial results to continue driving the long-term potential of this segment.

Don Thompson concluded, "We began 2014 mindful of the challenges we faced in driving sales and profitability. The internal factors and external headwinds have proven more formidable than expected and will continue into the fourth quarter, with global comparable sales for October expected to be negative. These significant challenges call for equally significant changes in the way we do business. In the U.S., we are driving decision making from headquarters back into the field, where our restaurants serve the daily needs of our customers in their local communities. In our international markets, we are taking action to restore customer trust and regain business momentum. We understand the depth of the challenges and we are responding with the sense of urgency required to improve our performance."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2014	2013	(Dec)	(Decrease) Excluding Currency Translation	2014	2013	(Dec)	(Decrease) Excluding Currency Translation
Revenues	$6,987.1	$7,323.4	(5)%	(4)%	$20,869.1	$21,012.5	(1)%	0 %
Operating income	2,072.5	2,416.7	(14)	(14)	6,197.5	6,563.9	(6)	(5)
Net income	1,068.4	1,522.2	(30)	(29)	3,660.3	4,188.9	(13)	(12)
Earnings per share-diluted*	$ 1.09	$ 1.52	(28)%	(28)%	$ 3.69	$ 4.16	(11)%	(10)%

* The following items, which total $0.42 per share, negatively impacted diluted earnings per share by 28% (28% in constant currencies) for the quarter and 10% (10% in constant currencies) for the nine months:

- $0.26 per share due to an increase in tax reserves for 2003-2008 resulting from an unfavorable lower tax court ruling in a foreign tax jurisdiction, as well as an increase in tax reserves related to audit progression in other foreign tax jurisdictions.

- $0.15 per share due to the estimated impact of the previously-disclosed supplier issue in China. In mid-July, food quality issues were discovered at a supplier to McDonald's and other food companies in China. As a consequence, results in China, Japan and certain other markets were negatively impacted due to lost sales and profitability, including expenses associated with our recovery efforts.

- $0.01 per share due to the estimated impact of temporary store closures in Russia and Ukraine.

- Excluding the impact of these items, earnings per share for the quarter would have been relatively flat compared to last year. This supplemental information is provided to help investors understand the impact of recent events on the Company's results.

In addition, foreign currency translation had a negative impact of $0.01 and $0.04 on diluted earnings per share for the quarter and nine months, respectively.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended September 30, 2014.

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on October 21, 2014. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release October 2014 sales information on November 10, 2014.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended September 30,	2014	2013	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 4,596.2	$ 4,923.1	$ (326.9)	(7)%
Revenues from franchised restaurants	2,390.9	2,400.3	(9.4)	0
TOTAL REVENUES	6,987.1	7,323.4	(336.3)	(5)
Operating costs and expenses				
Company-operated restaurant expenses	3,874.7	4,004.4	(129.7)	(3)
Franchised restaurants—occupancy expenses	431.2	408.4	22.8	6
Selling, general & administrative expenses	575.8	554.3	21.5	4
Other operating (income) expense, net	32.9	(60.4)	93.3	n/m
Total operating costs and expenses	4,914.6	4,906.7	7.9	0
OPERATING INCOME	2,072.5	2,416.7	(344.2)	(14)
Interest expense	149.3	130.5	18.8	14
Nonoperating (income) expense, net	2.1	13.6	(11.5)	(84)
Income before provision for income taxes	1,921.1	2,272.6	(351.5)	(15)
Provision for income taxes	852.7	750.4	102.3	14
NET INCOME	$ 1,068.4	$ 1,522.2	$ (453.8)	(30)%
EARNINGS PER SHARE-DILUTED	$ 1.09	$ 1.52	$ (0.43)	(28)%
Weighted average shares outstanding-diluted	983.8	1,004.2	(20.4)	(2)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Nine Months Ended September 30,	2014	2013	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$13,872.6	$14,129.9	$ (257.3)	(2)%
Revenues from franchised restaurants	6,996.5	6,882.6	113.9	2
TOTAL REVENUES	20,869.1	21,012.5	(143.4)	(1)
Operating costs and expenses				
Company-operated restaurant expenses	11,611.6	11,649.9	(38.3)	0
Franchised restaurants—occupancy expenses	1,275.9	1,202.7	73.2	6
Selling, general & administrative expenses	1,825.4	1,757.8	67.6	4
Other operating (income) expense, net	(41.3)	(161.8)	120.5	75
Total operating costs and expenses	14,671.6	14,448.6	223.0	2
OPERATING INCOME	6,197.5	6,563.9	(366.4)	(6)
Interest expense	422.7	388.4	34.3	9
Nonoperating (income) expense, net	(1.1)	26.2	(27.3)	n/m
Income before provision for income taxes	5,775.9	6,149.3	(373.4)	(6)
Provision for income taxes	2,115.6	1,960.4	155.2	8
NET INCOME	$ 3,660.3	$ 4,188.9	$ (528.6)	(13)%
EARNINGS PER SHARE-DILUTED	$ 3.69	$ 4.16	$ (0.47)	(11)%
Weighted average shares outstanding-diluted	991.1	1,008.2	(17.1)	(2)%

n/m Not meaningful

5

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Nine Months Ended September 30, 2014

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the quarter and nine months ended September 30, 2014. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,	2014	2013	Currency Translation (Cost) 2014
Revenues	$ 6,987.1	$ 7,323.4	$ (49.8)
Company-operated margins	721.5	918.7	(2.5)
Franchised margins	1,959.7	1,991.9	(12.5)
Selling, general & administrative expenses	575.8	554.3	0.0
Operating income	2,072.5	2,416.7	(12.3)
Net income	1,068.4	1,522.2	(10.1)
Earnings per share-diluted	$ 1.09	$ 1.52	$ (0.01)

Nine Months Ended September 30,	2014	2013	Currency Translation (Cost) 2014
Revenues	$20,869.1	$21,012.5	$(125.4)
Company-operated margins	2,261.0	2,480.0	(11.3)
Franchised margins	5,720.6	5,679.9	(26.5)
Selling, general & administrative expenses	1,825.4	1,757.8	(2.0)
Operating income	6,197.5	6,563.9	(38.8)
Net income	3,660.3	4,188.9	(35.9)
Earnings per share-diluted	$ 3.69	$ 4.16	$ (0.04)

The impact of foreign currency translation on consolidated operating results for the nine months reflected the weaker Australian Dollar and Russian Ruble, and the stronger Euro and British Pound.

Net Income and Diluted Earnings per Share

For the quarter, net income decreased 30% (29% in constant currencies) to $1,068.4 million, and diluted earnings per share decreased 28% (28% in constant currencies) to $1.09. Foreign currency translation had a negative impact of $0.01 on diluted earnings per share.

For the nine months, net income decreased 13% (12% in constant currencies) to $3,660.3 million, and diluted earnings per share decreased 11% (10% in constant currencies) to $3.69. Foreign currency translation had a negative impact of $0.04 on diluted earnings per share.

The following items, which total $0.42 per share, negatively impacted diluted earnings per share by 28% (28% in constant currencies) for the quarter and 10% (10% in constant currencies) for the nine months:

- $0.26 per share due to an increase in tax reserves for 2003-2008 resulting from an unfavorable lower tax court ruling in a foreign tax jurisdiction, as well as an increase in tax reserves related to audit progression in other foreign tax jurisdictions.

- $0.15 per share due to the estimated impact of the previously-disclosed supplier issue in China. In mid-July, food quality issues were discovered at a supplier to McDonald's and other food companies in China. As a consequence, results in China, Japan and certain other markets were negatively impacted due to lost sales and profitability, including expenses associated with our recovery efforts.

- $0.01 per share due to the estimated impact of temporary store closures in Russia and Ukraine.

- Excluding the impact of these items, earnings per share for the quarter would have been relatively flat compared to last year. This supplemental information is provided to help investors understand the impact of recent events on the Company's results.

During the quarter, the Company paid a quarterly dividend of $0.81 per share or $793.0 million, bringing the total dividends paid for the nine months to $2.4 billion. In addition, the Company repurchased 9.6 million shares of its stock for $918.7 million, bringing total purchases for the nine months to 22.2 million shares or $2.2 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended September 30,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,097.3	$1,161.9	(6)%	(6)%
Europe	2,023.6	2,123.7	(5)	(3)
APMEA*	1,278.0	1,420.9	(10)	(11)
Other Countries & Corporate**	197.3	216.6	(9)	(5)
Total	$4,596.2	$4,923.1	(7)%	(6)%
Franchised revenues				
U.S.	$1,104.8	$1,127.1	(2)%	(2)%
Europe	860.5	831.6	3	3
APMEA	252.5	262.2	(4)	(4)
Other Countries & Corporate	173.1	179.4	(3)	8
Total	$2,390.9	$2,400.3	0 %	0 %
Total revenues				
U.S.	$2,202.1	$2,289.0	(4)%	(4)%
Europe	2,884.1	2,955.3	(2)	(1)
APMEA	1,530.5	1,683.1	(9)	(10)
Other Countries & Corporate	370.4	396.0	(6)	1
Total	$6,987.1	$7,323.4	(5)%	(4)%

Nine Months Ended September 30,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 3,271.6	$ 3,397.6	(4)%	(4)%
Europe	6,023.6	6,044.1	0	0
APMEA	4,022.0	4,086.1	(2)	(1)
Other Countries & Corporate	555.4	602.1	(8)	(2)
Total	$13,872.6	$14,129.9	(2)%	(1)%
Franchised revenues				
U.S.	$ 3,233.6	$ 3,262.3	(1)%	(1)%
Europe	2,486.0	2,334.7	6	3
APMEA	791.6	780.2	1	6
Other Countries & Corporate	485.3	505.4	(4)	8
Total	$ 6,996.5	$ 6,882.6	2 %	2 %
Total revenues				
U.S.	$ 6,505.2	$ 6,659.9	(2)%	(2)%
Europe	8,509.6	8,378.8	2	1
APMEA	4,813.6	4,866.3	(1)	0
Other Countries & Corporate	1,040.7	1,107.5	(6)	3
Total	$20,869.1	$21,012.5	(1)%	0 %

*   APMEA represents Asia/Pacific, Middle East and Africa.

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities.

- **Revenues:** Revenues decreased 5% (4% in constant currencies) for the quarter and decreased 1% (0% in constant currencies) for the nine months, reflecting negative comparable sales, which had a more significant impact for the quarter.

    - **U.S.:** Revenues decreased for the quarter and nine months due to negative comparable sales, reflecting negative comparable guest counts amid ongoing broad-based challenges, including sustained competitive activity.

    - **Europe:** The constant currency results for the quarter and nine months reflected a benefit from expansion, primarily in Russia, and positive comparable sales in the U.K. Both periods were impacted by negative comparable sales and refranchising in Germany and negative comparable sales in Russia.

    - **APMEA:** The constant currency decrease for the quarter and flat results for the nine months were driven by negative comparable sales in China, Japan and certain other markets, largely impacted by the supplier issue. Results for both periods benefited from expansion, partly offset by refranchising in Australia.

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

| | Increase/ (Decrease) | | | | | |
| | Months Ended September 30,* | | Quarters Ended September 30, | | Nine Months Ended September 30,** | |
	2014	2013	2014	2013	2014	2013
U.S.	(4.1)%	0.4 %	(3.3)%	0.7%	(2.2)%	0.2%
Europe	(4.2)	(0.8)	(1.4)	0.2	(0.4)	(0.3)
APMEA	(7.5)	(2.1)	(9.9)	(1.4)	(2.7)	(1.7)
Other Countries & Corporate	6.1	4.7	4.3	8.6	5.3	7.0
Total	(3.8)%	(0.1)%	(3.3)%	0.9%	(1.0)%	0.3%

*   The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from (1.5%) to (0.1%) in September 2014. In addition, the timing of holidays can impact comparable sales.

**   On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) decreased 3.7% and 1.4% for the nine months 2014 and 2013, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended September 30, 2014 | | Quarter Ended September 30, 2014 | | Nine Months Ended September 30, 2014 | |
	(Decrease)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	(3)%	(3)%	(2)%	(2)%	(1)%	(1)%
Europe	(6)	(2)	1	1	4	2
APMEA	(6)	(3)	(7)	(6)	(2)	2
Other Countries & Corporate	(8)	9	(7)	8	(6)	9
Total	(5)%	(1)%	(3)%	(1)%	0 %	1 %

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 7,975.1	$ 8,129.9	(2)%	(2)%
Europe	4,860.9	4,677.4	4	3
APMEA	3,065.4	3,238.0	(5)	(4)
Other Countries & Corporate	2,024.6	2,183.7	(7)	9
Total*	$17,926.0	$18,229.0	(2)%	0 %

Nine Months Ended September 30,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$23,371.5	$23,590.0	(1)%	(1)%
Europe	13,993.1	13,126.8	7	3
APMEA	9,345.5	9,574.6	(2)	3
Other Countries & Corporate	5,866.4	6,253.5	(6)	10
Total*	$52,576.5	$52,544.9	0 %	2 %

* Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $3,492.4 million and $3,862.8 million for the quarters 2014 and 2013, respectively, and $10,610.8 million and $11,235.7 million for the nine months 2014 and 2013, respectively. Results were negatively impacted by the supplier issue and the weaker Yen in Japan, and many weaker currencies in Latin America. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2014	2013	2014	2013	Inc/ (Dec)	
Franchised						
U.S.	83.4%	84.0%	$ 921.3	$ 946.3	(3)%	(3)%
Europe	78.6	79.3	676.6	659.1	3	2
APMEA	84.3	88.1	212.9	230.8	(8)	(8)
Other Countries & Corporate	86.0	86.8	148.9	155.7	(4)	8
Total	82.0%	83.0%	$1,959.7	$1,991.9	(2)%	(1)%
Company-operated						
U.S.	16.7%	18.4%	$ 182.9	$ 214.3	(15)%	(15)%
Europe	19.5	21.1	394.6	448.4	(12)	(11)
APMEA	8.8	15.3	111.9	217.7	(49)	(50)
Other Countries & Corporate	16.3	17.7	32.1	38.3	(16)	(12)
Total	15.7%	18.7%	$ 721.5	$ 918.7	(21)%	(21)%

Nine Months Ended September 30,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2014	2013	2014	2013	Inc/ (Dec)	
Franchised						
U.S.	83.2%	83.7%	$2,691.8	$2,730.2	(1)%	(1)%
Europe	77.9	78.4	1,936.0	1,829.4	6	2
APMEA	85.6	87.8	677.6	685.0	(1)	4
Other Countries & Corporate	85.6	86.1	415.2	435.3	(5)	8
Total	81.8%	82.5%	$5,720.6	$5,679.9	1 %	1 %
Company-operated						
U.S.	17.5%	18.2%	$ 570.9	$ 619.0	(8)%	(8)%
Europe	18.4	19.2	1,108.3	1,159.7	(4)	(5)
APMEA	12.3	14.7	493.1	602.6	(18)	(17)
Other Countries & Corporate	16.0	16.4	88.7	98.7	(10)	(4)
Total	16.3%	17.6%	$2,261.0	$2,480.0	(9)%	(8)%

- **Franchised:** Franchised margin dollars decreased $32.2 million or 2% (1% in constant currencies) for the quarter and increased $40.7 million or 1% (1% in constant currencies) for the nine months. These results reflected a benefit from expansion and refranchising, offset by negative comparable sales performance, which had a more significant impact for the quarter.

  - **U.S.:** The franchised margin percent decreased for the quarter and nine months primarily due to negative comparable sales and higher occupancy costs.

  - **Europe:** The franchised margin percent decreased for the quarter and nine months primarily due to the impact of refranchising and negative comparable sales in Germany and certain other markets.

  - **APMEA:** The franchised margin percent decreased for the quarter and nine months primarily due to the negative impact in China and Japan from the supplier issue, and higher occupancy costs. The margin percent decrease also reflected a higher proportion of conventionally-franchised restaurants relative to developmentally-licensed and affiliate restaurants. While this has a dilutive effect on the franchised margin percent, it results in higher franchised margin dollars.

- *Company-operated:* Company-operated margin dollars decreased $197.2 million or 21% (21% in constant currencies) for the quarter and decreased $219.0 million or 9% (8% in constant currencies) for the nine months.

  - *U.S.:* The Company-operated margin percent decreased for the quarter and nine months as the positive impact of a higher average check was more than offset by negative comparable guest counts, higher commodity costs and higher labor.

  - *Europe:* The Company-operated margin percent decreased for the quarter and nine months, reflecting weaker results in Russia and Ukraine, as a challenging operating environment negatively impacted comparable sales performance and drove higher imported commodity costs due to weaker currencies.

  - *APMEA:* The Company-operated margin percent for the quarter and nine months decreased primarily due to negative comparable sales in China and certain other markets, largely impacted by the supplier issue.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2014	2013	2014	2013
Food & paper	33.6%	33.7%	33.6%	33.7%
Payroll & employee benefits	26.3	24.7	26.1	25.6
Occupancy & other operating expenses	24.4	22.9	24.0	23.1
Total expenses	84.3%	81.3%	83.7%	82.4%
Company-operated margins	15.7%	18.7%	16.3%	17.6%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $21.5 million or 4% (4% in constant currencies) for the quarter and increased $67.6 million or 4% (4% in constant currencies) for the nine months primarily due to higher employee and other costs, partly offset by a reduction in incentive-based compensation. The nine months also included costs related to the 2014 Winter Olympics and Worldwide Owner/Operator Convention.

- For the nine months, selling, general and administrative expenses as a percent of revenues increased to 8.7% for 2014 compared with 8.4% for 2013, and as a percent of Systemwide sales was 2.7% for 2014 and 2.6% for 2013.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2014	2013	2014	2013
Gains on sales of restaurant businesses	$(26.1)	$(45.4)	$ (77.0)	$(129.5)
Equity in earnings of unconsolidated affiliates	25.2	(23.6)	(5.7)	(67.2)
Asset dispositions and other (income) expense, net	33.8	8.6	41.4	34.9
Total	$ 32.9	$(60.4)	$ (41.3)	$(161.8)

- Gains on sales of restaurant businesses decreased for the quarter and nine months, primarily in Australia, U.S. and China.

- Equity in earnings of unconsolidated affiliates decreased for the quarter and nine months primarily due to weaker operating performance in Japan, largely attributable to the supplier issue.

- Asset dispositions and other expense increased for the quarter and nine months, primarily due to charges related to the supplier issue and settlement expenses in the U.S., partly offset by a gain on a property sale in Europe.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended September 30,	2014	2013	(Decrease)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 914.4	$1,021.7	(10)%	(10)%
Europe	926.2	944.4	(2)	(2)
APMEA	177.9	391.8	(55)	(56)
Other Countries & Corporate	54.0	58.8	(8)	25
Total	$2,072.5	$2,416.7	(14)%	(14)%

Nine Months Ended September 30,	2014	2013	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$2,715.7	$2,834.3	(4)%	(4)%
Europe	2,532.3	2,503.3	1	(1)
APMEA	871.3	1,128.4	(23)	(20)
Other Countries & Corporate	78.2	97.9	(20)	39
Total	$6,197.5	$6,563.9	(6)%	(5)%

- *Operating Income:* Operating income decreased $344.2 million or 14% (14% in constant currencies) for the quarter and decreased $366.4 million or 6% (5% in constant currencies) for the nine months. Approximately half of the decrease for both periods was due to the supplier issue.

  - *U.S.:* Operating income for the quarter and nine months decreased due to lower restaurant margin dollars and lower other operating income.

  - *Europe:* Constant currency operating income for the quarter and nine months decreased, reflecting lower Company-operated margin dollars, primarily in Russia and Ukraine, higher franchised margin dollars and higher other operating income. The nine months was also impacted by selling, general and administrative expenses associated with the 2014 Winter Olympics.

  - *APMEA:* Constant currency operating income for the quarter and nine months decreased primarily due to the supplier issue impacting results in China, Japan and certain other markets by an estimated $180 million.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin was 29.7% and 31.2% for the nine months 2014 and 2013, respectively.

Interest Expense

- Interest expense increased 14% (14% in constant currencies) for the quarter and increased 9% (7% in constant currencies) for the nine months, primarily due to higher average debt balances.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2014	2013	2014	2013
Interest income	$ (5.5)	$ (3.4)	$(16.3)	$(10.5)
Foreign currency and hedging activity	4.9	3.7	11.4	9.8
Other (income) expense, net	2.7	13.3	3.8	26.9
Total	$ 2.1	$13.6	$ (1.1)	$ 26.2

Income Taxes

- The effective income tax rate was 44.4% and 33.0% for the quarters 2014 and 2013, respectively, and 36.6% and 31.9% for the nine months 2014 and 2013, respectively.

- The higher effective income tax rate for the quarter and nine months was primarily due to a change in tax reserves for 2003-2008 resulting from an unfavorable lower tax court ruling in a foreign tax jurisdiction, as well as the impact of changes in tax reserves related to audit progression in other foreign tax jurisdictions. Excluding this impact, the effective income tax rate would have been 31.0% and 32.1% for the quarter and nine months, respectively.

- The 2013 effective income tax rate for the nine months included a tax benefit of nearly $50 million, reflecting the retroactive impact of certain tax benefits as a result of the American Taxpayer Relief Act of 2012.

Outlook

The Company currently expects pressures on operating performance to persist given difficulty predicting the pace of recovery from the supplier issue, sustained competitive activity and rising costs in the U.S., and ongoing consumer-confidence issues and instability in Europe. For the fourth quarter, we estimate the impact from the supplier issue on diluted earnings per share to be between $0.07-$0.10 per share.

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2.5 percentage points to 2014 Systemwide sales growth (in constant currencies), most of which will be due to the 949 net restaurants (1,098 net traditional openings less 149 net satellite closings) added in 2013.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or Europe would change annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2014, the total basket of goods cost is expected to increase 2.5%-3.0% in the U.S. and 0.0%-1.0% in Europe.

- The Company expects full-year 2014 selling, general and administrative expenses to increase approximately 4%-5% in constant currencies. The increase is primarily due to expenses associated with our 2014 Worldwide Owner/Operator Convention and sponsorship of the Winter Olympics, and costs related to long-term growth initiatives.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2014 to increase approximately 9-10% compared with 2013.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.

- The Company expects the effective income tax rate for the full-year 2014 to be 35% to 37%.

- The Company expects capital expenditures for 2014 to be approximately $2.7 billion. Over half of this amount will be used to open new restaurants. The Company expects to open approximately 1,400 restaurants including about 500 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of between 900-1,000 restaurants. The remaining capital will be used to reinvest in existing locations, in part through reimaging. About 1,000 restaurants worldwide are expected to be reimaged, including locations in affiliated and developmental licensee markets that require no capital investment from the Company.

- The Company has returned $4.6 billion year-to-date September to shareholders through dividends and share repurchases, in connection with our 3-year cash return target of $18-$20 billion for 2014 to 2016. This target is based on several ongoing factors, including the significant free cash flow generated from our operations, as well as the use of cash proceeds from debt additions and refranchising of at least 1,500 restaurants.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2014	2013	Inc/ (Dec)
U.S.*	14,327	14,213	114
Europe			
Germany*	1,470	1,453	17
France	1,319	1,283	36
United Kingdom	1,239	1,220	19
Italy	493	470	23
Spain	470	456	14
Russia	446	384	62
Other	2,295	2,225	70
Total Europe	7,732	7,491	241
APMEA			
Japan*	3,100	3,191	(91)
China	2,080	1,851	229
Australia	929	906	23
Taiwan	414	396	18
Other	3,629	3,337	292
Total APMEA	10,152	9,681	471
Other Countries & Corporate			
Canada*	1,424	1,404	20
Brazil	831	763	68
Other	1,398	1,371	27
Total Other Countries & Corporate	3,653	3,538	115
Systemwide restaurants	35,864	34,923	941
Countries	119	119	0

* Reflected the following satellites: At September 30, 2014 - U.S. 939, Germany 197, Japan 604, Canada 418; At September 30, 2013 - U.S. 976, Germany 187, Japan 709, Canada 431.

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2014	2013	Inc/ (Dec)
U.S.			
Conventional franchised	12,795	12,678	117
Company-operated	1,532	1,535	(3)
Total U.S.	14,327	14,213	114
Europe			
Conventional franchised	5,408	5,235	173
Developmental licensed	263	226	37
Total Franchised	5,671	5,461	210
Company-operated	2,061	2,030	31
Total Europe	7,732	7,491	241
APMEA			
Conventional franchised	1,156	1,019	137
Developmental licensed	2,609	2,247	362
Foreign affiliated	3,540	3,598	(58)
Total Franchised	7,305	6,864	441
Company-operated	2,847	2,817	30
Total APMEA	10,152	9,681	471
Other Countries & Corporate			
Conventional franchised	1,214	1,185	29
Developmental licensed	2,187	2,093	94
Total Franchised	3,401	3,278	123
Company-operated	252	260	(8)
Total Other Countries & Corporate	3,653	3,538	115
Systemwide			
Conventional franchised	20,573	20,117	456
Developmental licensed	5,059	4,566	493
Foreign affiliated	3,540	3,598	(58)
Total Franchised	29,172	28,281	891
Company-operated	6,692	6,642	50
Total Systemwide	35,864	34,923	941

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business results are subject to a variety of risks. The most important of these is whether we can continue to evolve in today's dynamic marketplace and enhance our relationship with our customers to become a more relevant and trusted brand. Meeting customer expectations is complicated by the risks inherent in our global operating environment. Ongoing broad-based challenges continue to pressure our operating and financial performance. In particular, in some of our major markets, IEO segments may remain stagnant or experience only modest growth, reflecting consumer caution and price sensitivity. There has also been sustained, intense competition from both traditional and non-traditional competitors in many markets. Further, certain menu, pricing and promotional decisions may continue to yield results below desired levels and could continue to negatively impact sales, guest counts and market share. We have the added challenge of differing cultural, regulatory and economic environments that exist within and among the more than 100 countries where McDonald's restaurants operate. Our initiatives may not have universal appeal among different segments of our customer base and could drive unanticipated changes in customer perceptions and guest counts. Our operations, plans and results are also affected by many factors, including regulatory, tax and other initiatives around the world as described in this section.

The risks that can have an impact on the Company's financial performance, both in the near- and long-term, are reflected in the following considerations and factors that we believe are most likely to affect our performance. In reviewing these risks, it is important to understand the Company's business model. The Company's restaurant margins arise from two sources: Company-operated restaurants and franchised restaurants. As it relates to our Company-operated restaurants, our business model is built around growing comparable sales to realize margin leverage. During periods when comparable sales performance is muted, our ability to grow margins and income is significantly impacted. Our franchisees manage their businesses independently, and therefore are responsible for the operation of their restaurants. The margins the Company realizes from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales and many of the factors described in this section will likely have a negative impact on franchised margins as well. Although the Company's reported results do not include franchisee profits, their financial viability is important to our success as it enables franchisees to effectively deliver the McDonald's experience.

Our ability to become a more relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win and our global growth priorities.

The Plan to Win aligns the McDonald's System (which represents the Company, its franchisees and suppliers) around the four strategic growth priorities that represent our greatest opportunities to drive results - serving our customers' favorite food and drinks, creating memorable experiences, offering unparalleled convenience, and being a more trusted brand. The Plan to Win framework also keeps us focused on execution across all of our key initiatives through a common, integrated approach to people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our System's ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements with us;

- Our System's continued innovation in all aspects of the McDonald's experience, including successful menu enhancements, to differentiate the McDonald's experience in a way that balances value with margin levels;

- Our System's ability to develop robust menu enhancements, and whether these will result in sales gains; our System's ability to manage the complexity of our restaurant operations resulting from providing customers additional choices; our System's ability to continuously adapt in order to deliver a locally-relevant experience in a highly competitive, value-driven operating environment; and our System's ability to leverage promotional or operating successes across markets;

- The risks associated with our franchise business model, including whether our franchisees have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives, especially during periods of softer sales performance and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subject to litigation;

- Our ability to achieve the benefits of our stated refranchising goals, which will depend on various factors including the returns we realize from such transactions and whether the resulting ownership mix supports our financial objectives;.

- The success of our System's tiered approach to menu offerings and the impact of changes we may make to our value menu, which has been and will continue to be an important component of our System's overall menu strategy; the impact of pricing, product, marketing and promotional plans on sales and margins; and our System's ability to adjust these plans to respond quickly to changing economic and competitive conditions;

- Our System's ability to meet expectations for quality food served in clean and friendly environments by motivating McDonald's restaurant personnel and our franchisees to achieve consistency and high service levels;

- Our System's ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours;

- Our System's ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our food (including its nutritional content and preparation), promotions and premiums, such as Happy Meal toys (collectively, our "products"), how we source the commodities we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues (such as the supplier issue in China);

- Our System's plans for restaurant reimaging and rebuilding, and whether we are able to identify and develop restaurant sites consistent with our System's plans for net growth of System-wide restaurants and achieve our sales and profitability targets;

- Whether we will be able to develop an effective and compelling global digital strategy in the future that will enhance customer engagement and whether competitor loyalty initiatives will impact our ability to attract customers, particularly as these initiatives become established and customer acquisition costs (i.e., switching costs) increase;

- The success of our sustainability initiatives to support our brand ambition of good food, good people and good neighbor, which will require System-wide coordination and alignment, and whether we will be effective in achieving our stated sustainability goals and addressing these and other matters of social responsibility in a way that inspires trust and confidence;

- The costs and risks associated with our System's increasing reliance on technological and digital systems (e.g., point-of-sale and other in-store systems or platforms) that support our System-wide restaurants; the risk that we will not fully realize the benefits of the significant investments we are making to enhance the customer experience; the potential for technology system performance failures, security breaches involving our systems or those of third-party providers; legal risks associated with data collection, protection and management, in particular as it relates to information we collect when we provide technology-related services to franchisees; and litigation risk involving intellectual property rights;

- The impact of economic action, such as boycotts or protests, work stoppages, and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us or the suppliers, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- The impact of campaigns by labor organizations and activists to promote adverse perceptions of the quick-service category of the IEO segment or our brand, management, suppliers or franchisees, or to promote or threaten specific economic action involving the industry, McDonald's or our suppliers and franchisees; and

- Our System's ability to recruit and retain qualified personnel to manage our operations and growth.

Our results and financial condition are affected by global and local market conditions, and the prolonged challenging economic environment can be expected to continue to pressure our results.

Our results of operations are substantially affected by economic conditions, which can vary substantially by market. The current global environment has been characterized by weak economies and high unemployment rates. Many major economies, both advanced and developing, are still facing ongoing economic issues. In the U.S., these include concerns about the long-term direction of federal fiscal policies. In many European markets, consumer and business confidence and spending remain muted. Important markets in Asia have also been experiencing slower growth rates. Uncertainty about the long-term environment could derail any potential improvements in economic activity.

These conditions have pressured our performance, adversely affecting sales, guest counts and/or our market share in many markets, including some major markets. We are also facing sustained, intense competition from traditional competitors as well as an expanded set of other competitors, which include newer entrants into the fast-casual category and many non-traditional market participants, such as conventional retailers and coffee shops. To address this environment, we are intensifying our focus on increasing our relevance to drive guest counts through, among other things, menu, pricing and promotional actions. Certain of these actions can adversely affect our margin percent and therefore we expect that margins will remain under pressure. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will be effective in enabling market share gains, while at the same time enabling us to achieve our targeted operating income growth despite the current adverse economic conditions, intense competition and increasingly complex and costly advertising environment;

- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of ongoing commodity price volatility, and the effectiveness of pricing, hedging and other actions taken to address this environment;

- The impact of the trend toward higher wages and social expenses on the margins of our Company-owned restaurants;

- The impact of foreign exchange and interest rates on our financial condition and results;

- The challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, including the ongoing events (such as store closures) in the Ukraine and Russia, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings; and

- The impact of changes in our debt levels on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The impact of new, potential or changing regulations that can affect our business plans, such as those relating to product packaging, marketing and the nutritional content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings;

- The impact of nutritional, health and other scientific studies and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that could be material to our business;

- The impact of litigation trends, particularly in our major markets, including class actions, administrative proceedings, employment and personal injury claims, litigation with or involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, landlord/tenant disputes and intellectual property claims (including often aggressive or opportunistic attempts to enforce patents used in information technology systems); the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and the scope and terms of insurance or indemnification protections that we may have;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, energy and water resources, as well as the increased public focus, including by governmental and non-governmental organizations, on these and other environmental sustainability matters (e.g., packaging and waste, animal health and welfare, deforestation and land use) and the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them, which could expose the Company to market, operational and execution costs or risks, particularly when actions are undertaken System-wide;

- The increasing focus on workplace practices and conditions and costs and other effects of compliance with U.S. and overseas regulations affecting the Company's workforce (both Company staff and employees working in our Company-owned restaurants), including those relating to wage and hour, healthcare, immigration, retirement and other employee benefits and unlawful workplace discrimination, and our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof);

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs, government-mandated closure of our or our suppliers' operations and asset seizures; the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit; and the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions;

- The legal and compliance risks and costs associated with privacy, data protection and similar laws, the potential costs (including the loss of consumer confidence) arising from alleged security breaches of information systems, and the risk of resulting criminal penalties or civil liability related to such breaches;

- The impact on our operations of tax and other regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or related authoritative interpretations), particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere, and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

Trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.